Exhibit 4.2
Confidential Stockholder Voting Policy of Chevron Corporation
Chevron has a confidential voting policy to protect stockholders’ voting privacy. Under this policy, ballots, proxy forms and voting instructions returned to brokerage firms, banks and other holders of record are kept confidential. Only the proxy solicitor, proxy tabulator and the Inspector of Election have access to the ballots, proxy forms and voting instructions. Anyone who processes or inspects ballots, proxy forms or voting instructions signs a pledge to treat them as confidential. None of these persons is a Chevron employee. The proxy solicitor and the proxy tabulator will disclose information taken from the ballots, proxy forms and voting instructions only in the event of a proxy contest or as otherwise required by law.

E-3